SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              PETROPLUS HOLDINGS AG
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                JANUARY 14, 2009

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                    027460194
                                 (CUSIP NUMBER)

*As of July 25, 2008, UniCredit S.p.A was not obligated to submit a Schedule 13G for Petroplus Holdings AG. As a result, this amendment rescinds the previous July 31, 2008 submission.


1) Name of Reporting Person: Unicredit S.p.A.**


         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power         Not Applicable
         Beneficially Owned
         by Each Reporting
         Person With                             (6)Shared Voting
                                                 Power                   0

                                                 (7)Sole Disposi-
                                                 tive Power    Not Applicable


                                                 (8)Shared Disposi-
                                                 tive Power              0

9)       Aggregate Amount Beneficially           Not Applicable
         Owned by Each
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     Not Applicable

12)      Type of Reporting
         Person (See Instructions)               HC

Item 1(a)         Name of Issuer.

                  PETROPLUS HOLDINGS AG

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  INDUSTRIESTRASSE 24
                  CH-6300 zug
                  SWITZERLAND

Item 2(a)         Name of Person Filing:

                     Unicredit S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Piazza Cordusio 2
                  20123 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  027460194

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)

Item 4.  Ownership.

(a) Amount Beneficially Owned: Not Applicable

(b) Percent of Class: Not Applicable


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote Not Applicable

         (ii) shared power to vote or to direct vote 0

         (iii) sole power to dispose or to direct disposition of Not Applicable

         (iv) shared power to dispose or to direct disposition 0

**Shares reported on the rescinded Schedule 13G (the Shares) were listed as being owned by Funds (investment companies registered under the Investment Company Act of 1940 and unregistered entities) advised by Pioneer Investment Management, Inc. (PIM, Inc.).

PIM, Inc. is an indirect subsidiary of the Reporting Person.
In their role as investment manager or adviser to the Funds, PIM, Inc., possess investment and/or voting control over the Shares. The Reporting
Person disclaims beneficial ownership of the Shares.  The filing of this
Schedule 13G shall not be construed as an admission that the Reporting Person or any of its subsidiaries is the beneficial owner of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date
                  January 16, 2009





                  /s/Dario Frigerio
                  Name: Dario Frigerio
                  Title: Head of Private Banking and Asset Management Division






                  /s/Paolo Fiorentino
                  Name: Paolo Fiorentino
                  Title: Head of Global Banking Services Division